Filed by Northern Genesis Acquisition Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Northern Genesis Acquisition Corp.

Commission File No. 001-39451

For immediate release

Largest All-Electric School Bus Fleet in California Bolstered by 10 Bus Delivery from Lion Electric

Twin Rivers Unified School District Receives 10 Additional LionC All-Electric School Buses

SACRAMENTO, Calif., December 17, 2020 — Northern Genesis Acquisition Corp. (NYSE: NGA) announces that its proposed business combination partner, The Lion Electric Company (Lion), has delivered 10 all-electric LionC school buses to the Twin Rivers Unified School District (“Twin Rivers”) in Sacramento, California. With these new buses, Twin Rivers is now operating the largest zero-emission school bus fleet in North America, with 40 all-electric school buses in its fleet. Lion is an innovative manufacturer of purpose-built all-electric medium and heavy-duty urban vehicles and will join the public capital markets through its proposed merger with NGA

“Twin Rivers is the recognized leader in zero-emission school buses, and the numbers speak for themselves – this delivery represents a deeply impressive accomplishment for the school district and zero-emission transportation as a whole, and demonstrates Twin Rivers’ dedication to the health of the local community,” said Marc Bedard, CEO and Founder of Lion. “This milestone delivery serves as an example that electrification of school transportation is not coming tomorrow, it is here now, meeting and exceeding the needs of operators.”

The purchase of 10 LionC all-electric buses have been made possible by California Climate Investments, a statewide initiative that puts billions of cap-and-trade dollars to work reducing greenhouse gas emissions, strengthening the economy and improving public health and the environment — particularly in disadvantaged communities. The electric buses were funded in large part by the aforementioned cap-and-trade dollars, with additional funding from the Sacramento Metropolitan Air Quality Management District, the Sacramento Municipal Utility District and California’s Carl Moyer Memorial Air Quality Standards Attainment Program.The all-electric buses each have a range of 125 miles and will eliminate on average 230 tons of greenhouse gas emissions per year. The Sac Metro Air District, California Air Resources Board and the Twin Rivers School District have collaborated on funding 63 zero-emission school buses in the region to date, with an additional 90 pending delivery in 2021. To support these buses, over $4.5 million has been funded to support the charging infrastructure.

“The Sac Metro Air District is pleased to partner with Lion and Twin Rivers School District. Together, we are at the cutting edge of school bus electrification, bringing zero emission technology to protect our children, but also showing that electric vehicles are real, tangible alternatives to toxic diesel combustion engines,” said Alberto Ayala, Sac Metro Air District’s Air Pollution Control Officer. “This is no longer a pilot demonstration. With support from our partners and Twin Rivers School District’s vision, the Sacramento region can lead the way in the fight for clean air and the transition to a zero-carbon transportation future today.”

“Thanks to California Climate Investments and other incentives, as well as manufacturers such as Lion Electric, schoolkids here in Sacramento – and across California – are riding in the cleanest-running school buses on the market,” CARB Deputy Executive Officer Steve Cliff said. “These investments mean cleaner air for our kids, and for communities that need it most.”

Twin Rivers is a pioneer in zero-emission school buses and it has been among the first fleets in the United States to put all-electric buses into service in 2016 when it received its first buses from Lion. Lion has worked closely with the district to train staff in vehicle operation and maintenance, both on-site at its transit yard and at Lion’s nearby Sacramento Experience Center where the vehicles are also serviced. The district has since consistently added more electric buses to its fleet and was among the school districts to receive electric buses from the California Energy Commission's first School Bus Replacement Program.

“We started down the road of electrification four years ago, and the reception has been unanimously positive. Everyone from the drivers and maintenance staff, to the community, and most importantly students, have welcomed the possibilities of zero-emission buses and the health benefits that come with their adoption,” said Twin Rivers Unified School District Director of Transportation, Timothy Shannon.

All of Lion’s vehicles are purpose-built for electric propulsion from the ground up, and are manufactured at Lion’s North American facility, which has a current capacity to produce 2,500 electric vehicles per year. Over the last decade, Lion has established itself as a leader in the all-electric school bus industry, having delivered over 300 all-electric school buses in North America with over 6 million miles driven since 2016. Lion’s vehicles are distributed and serviced through the company’s network of Experience Centers, including two locations in California along with facilities in New York, Washington, Florida and Arizona.

About Lion Electric

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles all its vehicle components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life.

About Northern Genesis Acquisition Corp.

Northern Genesis Acquisition Corp. (NYSE: NGA) is a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, acquisition, reorganization or similar business combination with one or more businesses. The Northern Genesis management team brings a unique entrepreneurial owner-operator mindset and a proven history of creating shareholder value across the sustainable power and energy value chain. Northern Genesis is committed to helping the next great public company find its path to success; a path which will most certainly recognize the growing sensitivity of customers, employees and investors to alignment with the principles underlying sustainability.

Transaction with Northern Genesis Acquisition Corp.

On November 30, 2020, Lion announced that it had entered into a business combination agreement and plan of reorganization pursuant to which, subject to the satisfaction of customary closing conditions, a wholly-owned subsidiary of Lion will merge with Northern Genesis Acquisition Corp. (NYSE: NGA), a publicly traded special purpose acquisition company focused on a commitment to sustainability and strong alignment with environmental, social and governance principles. Upon completion of the transaction, holders of NGA shares will receive Lion shares on a one-for-one basis and Lion is expected to be listed on the New York Stock Exchange (NYSE) under the new ticker symbol “LEV”.

Important Information and Where to Find It

In connection with the proposed business combination, Lion Electric intends to file a registration statement on Form F-4  (the “Registration Statement”) with the SEC, which will include a proxy statement of Northern Genesis in connection with Northern Genesis’ solicitation of proxies for the vote by its stockholders with respect to the transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the registration of the securities to be issued by Lion Electric to Northern Genesis’ stockholders in connection with the transaction. After the Registration Statement has been filed and declared effective, Northern Genesis will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders of Northern Genesis and other interested parties are urged to read, when available, the Registration Statement, any amendments thereto and other any other documents filed with the SEC, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), because they will contain important information about Lion Electric, Northern Genesis and the proposed business combination. Investors and security holders of Northern Genesis may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Northern Genesis and Lion Electric through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Northern Genesis Acquisition Corp., 4801 Main Street, Suite 1000, Kansas City, MO 64112 or (816) 983-8000. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Genesis and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Northern Genesis’ stockholders in respect of the proposed business combination. Lion Electric and its officers and directors may also be deemed participants in such solicitation. Information regarding Northern Genesis’ directors and executive officers is available under the heading “Management” in its final prospectus dated August 17, 2020 filed with the SEC on August 18, 2020 (the “Company IPO Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of their stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in connection with the proposed business combination when they become available. Stockholders, potential investors and other interested persons should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. No offer of securities, other than with respect to the PIPE, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the transaction, including with respect to timing and closing thereof, the ability to consummate the transaction, the benefits of the transaction, the ability to satisfy the Cash Condition, the completion of the PIPE, estimates and forecasts of financial and other performance metrics, visibility on potential orders and business relationships, sufficiency and use of funds following completion of the proposed transaction, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lion Electric’s and Northern Genesis’ management and are not predictions of actual performance. These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of the Lion Electric’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Lion Electric’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion Electric and Northern Genesis, and are based on a number of assumptions, as well as other factors that Lion Electric and Northern Genesis believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Lion Electric’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion Electric’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions; Lion Electric’s inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; Lion Electric’s inability to execute its growth strategy; Lion Electric’s inability to maintain its competitive position; Lion Electric’s inability to reduce its costs of supply overtime; any inability to maintain and enhance Lion Electric’s reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the risk that a condition to closing of the transaction (including the obtention of Northern Genesis’ stockholders approval) may not be satisfied; the failure to realize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Northern Genesis’ public stockholders; the risk that the proposed transaction disrupts Lion Electric’s or Northern Genesis’ current plans and operations as a result of the announcement of the transaction; the outcome of any legal proceedings that may be instituted against Lion Electric or Northern Genesis following announcement of the transaction; the inability of the parties to successfully or timely consummate the proposed transaction; and those factors discussed in Northern Genesis’ IPO Prospectus, and any subsequently filed Quarterly Report on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Northern Genesis filed, or to be filed, with the SEC, as well as any documents to be filed by Lion Electric in accordance with applicable securities laws. These factors are not intended to represent a complete list of the factors that could affect Lion Electric, and there may be additional risks that neither Northern Genesis nor Lion Electric presently know or that Northern Genesis and Lion Electric currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Genesis’ and Lion Electric’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company and Lion Electric anticipate that subsequent events and developments will cause Northern Genesis’ and Lion Electric’s assessments to change. However, while Northern Genesis and Lion Electric may elect to update these forward-looking statements at some point in the future, Northern Genesis and Lion Electric have no intention and undertake no obligation to do so except as required by applicable law. These forward-looking statements should not be relied upon as representing Northern Genesis’ and Lion Electric’s assessments as of any date subsequent to the date of this press release.

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Lion Contacts:

Patrick Gervais

Lion Electric

Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060

LionElectricIR@icrinc.com

LionElectricPR@icrinc.com

Northern Genesis Contact:

Avi Das

Investor Relations

Investors@northerngenesis.com

816-514-0324